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11021716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 22 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-
8- 33594

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Empire Investment Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 - 20 38th Avenue, Suite 9E
(No. and Street)

Flushing	**New York**	**11354**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lian Huo Wu **(718) 445-2313**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Lian Huo Wu**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Empire Investment Inc.**, as of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 3/11/11

President

Title

Notary Public 3/11/11

JIMMY LIN
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01LI6223752
My Commission Expires 06-21-2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2010

TABLE OF CONTENTS

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Member of
Empire Investment, Inc.
New York, New York

We have audited the accompanying statement of assets, liabilities and member's equity of Empire Investment, Inc. (the "Company") as of December 31, 2010 and the related statements of income and expenses, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Investment, Inc. at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 21, 2011

New York, New York

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

EMPIRE INVESTMENTS, INC.
STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY
DECEMBER 31, 2010

ASSETS

Commissions receivable	$	18,939
Due from clearing broker		117,171
Securities owned, at market		37,740
Prepaid expenses		334
Fixed assets, net of accumulated depreciation		4,626
Other assets		485
TOTAL ASSETS	$	179,295

LIABILITIES AND MEMBER'S EQUITY

Bank overdraft	$	18,189
Accounts payable		1,061
Accrued expenses		24,850
Due to shareholder		58,404
Due to clearing broker		4,971
TOTAL LIABILITIES		107,475
Commitments and Contingent Liabilities		-
Member's Equity		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		164,388
Paid-in capital		149,500
Accumulated deficit		(242,068)
Total Member's Equity		71,820
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	179,295

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Empire Investment, Inc. (the "Company") a New York State Corporation is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Nature of Business

The Company's earns commission income by introducing and forwarding as a securities broker, transactions and customer accounts to another broker-dealer who carries such accounts on a fully disclosed basis

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues are recorded on a trade date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets using the double declining balance method.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transactions cost. Fair value measurement under generally accepted accounting principles provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2010.

		Fair Value	Fair Value Hierarchy
Securities owned	$	37,740	Level 1

NOTE 4 - INCOME TAXES

The company elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax returns, and accordingly no income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 5 – NET CAPITAL

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or one fifteenth of aggregate indebtedness, as defined, so long as the Company continues to be an introducing broker. Net Capital changes from day to day, but as of December 31, 2010 the Company had net capital of $57,542 which exceeded requirements by $50,708, and the percentage of aggregate indebtedness to net capital was 178.14%

NOTE 6- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transaction introduced by the Company. In accordance with industry practice and regulatory requirement, the Company and the clearing broker monitor collateral on the securities transactions introduced by the broker-dealer.

N0TE 7 - COMMITMENTS AND CONTINGENCIES

The Company has a lease for office space from its sole stockholder. During 2010, the Company incurred $60,000 in rent expense. Beginning 2011, monthly rent is $3,000 per month under this lease which expires December 31, 2013. Remaining commitments under the lease are as follows:

2011	$36,000
2012	$36,000
2013	$36,000

NOTE 8- RELATED PARTY TRANSACTIONS

The Company leases office space from its shareholder. The President owes the Company $51,096 for advances and the Company owes the President $109,500 for rent, resulting in net due to related party of $58,404.

N0TE 9 – SUBSEQUENT EVENTS

Management evaluated subsequent events while preparing these financial statements and noted no events that would require disclosure.